UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private
Issuer Pursuant to Rule
13a-16 or 15d-16 of the
Securities Exchange Act
of 1934
For the month of November 2026
Commission File
Number: 001-38283

InflaRx N.V.
(Exact name of Registrant as Specified in Its Charter)

Winzerlaer Str. 2
07745 Jena,
Germany
(+49) 3641508180

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

EXPLANATORY NOTE

On November 3, 2026, InflaRx N.V. (the “Company”) issued a press release titled “InflaRx Highlights Izicopan Development Path and Commercial Opportunity in ANCA-Associated Vasculitis at Capital Markets Day.”

The Company today announced that, with a goal of providing multiple datasets demonstrating differentiated efficacy and safety in multiple ANCA-associated vasculitis (“AAV”) settings, it intends to begin two Phase 2 trials of izicopan, its oral C5a receptor (C5aR) inhibitor, in 2027, with first data readout anticipated in 2028. The Company is executing an AAV program which includes a randomized, placebo-controlled Phase 2 study in patients with AAV with renal involvement (i.e., renal vasculitis), with trial site initiation expected to begin in early 2027, to assess izicopan’s ability to drive meaningful signals of clinical efficacy. The trial design has been optimized to demonstrate potential benefits related to renal function and renal injury recovery when tested in comparison to placebo, both on top of standard of care. Additionally, the Company intends to initiate an open-label Phase 2 trial in 2027 in newly diagnosed or relapsing AAV patients in need of remission induction therapy. The trial will assess the ability of izicopan to replace glucocorticoid (“GC”) treatment during remission induction.

In addition, the Company announced that it has formed an AAV and renal disease Advisory Board, comprised of internationally recognized experts across vasculitis, nephrology, autoimmunity and immune-mediated kidney disease. The Advisory Board is expected to provide independent expert perspectives on disease biology, patient care, clinical development and the evolving treatment landscape. Its input will help inform the Company’s efforts to advance complement-targeted therapeutic candidates for patients with serious inflammatory and renal diseases.

A copy of the press release and a copy of the Company’s presentation are attached as Exhibit 99.1 and Exhibit 99.2, respectively. Both Exhibit 99.1 and 99.2 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Report contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “estimate,” “believe,” “predict,” “potential” or “continue,” among others. Forward-looking statements appear in a number of places throughout this Report and may include statements regarding our intentions, beliefs, projections, outlook, analyses, current expectations and the risks, uncertainties and other factors described under the headings, “Risk factors” and “Cautionary statement regarding forward looking statements,” in our periodic filings with the U.S. Securities and Exchange Commission. These statements speak only as of the date of this Report and involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated November 3, 2026.
99.2	Corporate Presentation, dated November 3, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFLARX N.V.

Date: November 3, 2026	By:	/s/ Niels Riedemann
Name: Niels Riedemann

Title: Chief Executive Officer